PEGASUS WIRELESS CORP.
                                48499 Milmont Dr.
                                Fremont, CA 94538




June 16, 2006



United States Securities & Exchange Commission
Washington, DC 20549


Attn: Mr. Dave Walz



Mr. Walz:


     Pursuant to our telephone conversation the other day, we have received your comment letter and expect to have filed a response by Friday, 23 June 2006. Thank you for your understanding.

Sincerely,


/s/Stephen Durland
Stephen Durland, CFO